UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
September 11, 2014

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Electro Rent Corporation

File No. 000-09061 - CF#31491

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Electro Rent Corporation submitted an application under Rule 24b-2 requesting extensions of prior grants of confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on April 8, 2014, a Form 10-K filed on August 13, 2012, as amended, and a Form 10-K filed on August 14, 2013.

Based on representations by Electro Rent Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit	to Form	Filed on	Confidential Treatment Granted
10.1	10-Q	April 8, 2014	through August 31, 2016
10.24	10-K	August 13, 2012	through August 31, 2016
10.26	10-K	August 14, 2013	through August 31, 2016

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Kevin M. O'Neill
Deputy Secretary